FORM 3                    U.S. SECURITIES AND EXCHANGE
                             Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 20(f) of the Investment Company Act of 1949

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1.  Name and Address of Reporting Person

Rosenwald, Lindsay A., M.D.
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    (Last)                      (First)                   (Middle)

787 Seventh Avenue, 48th Floor
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                                    (Street)

New York                          NY                     10019
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    (City)                     (State)                 (Zip Code)

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2.  Date of Event          4.  Issuer Name and Ticker or Trading Symbol
Requiring Statement
(Month/Day/Year)           Discovery Laboratories, Inc. ("Discovery")

11/25/97                   DSCO
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                           5.  Relationship of Reporting Person to Issuer
3.  IRS or Social                                   (Check all applicable)
Security Number of
Reporting Person             |_|  Director                    |X| 10% Owner
(Voluntary)                  |_|  Officer (give title         |_| Other (specify
                                           below)

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6. If Amendment, Date of
Original (Month/Day/Year)

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             Table I - Non-Derivative Securities Beneficially Owned

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1.  Title of Security    2.  Amount of Securities   3.  Ownership Form:              4.  Nature of Indirect Beneficial
     (Instr. 4)               Beneficially Owned         Direct (D) or Indirect (I)       Ownership (Instr. 5)
                              (Instr. 4)                 (Instr. 5)
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Common Stock             1,089,298                  I                                See Footnote 1.
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

     Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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1.  Title of Derivative Security  2.  Date Exercisable and     3.  Title and Amount of   4.  Conversion or  5.  Ownership form of
     (Instr. 4)                   Expiration Date (Month/Day/  Securities Underlying     Exercise Price of  Derivative Security:
                                  Year)                        Derivative Security       Derivative         Direct (D) or Indirect
                                                               (Instr. 4)                Security           (I)  (Instr. 5)

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                                  Date            Expiration   Title        Amount or
                                  Exercisable     Date                      Number of
                                                                             Shares
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Non-Statutory Stock Options                                    Common         111                           D
                                                               Stock
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1.  Title of Derivative Security 6.  Nature of Indirect Beneficial
     (Instr. 4)                  Ownership (Instr. 5)





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Explanation of Responses:

(1) Includes (a) 1,001,738 shares attributable to RAQ, LLC, a limited liability company formed under the laws of New York and of which Dr. Rosenwald is the President and managing member, (b) 26,000 shares of common stock held by the Aries Domestic Fund, L.P. (the "Partnership") and (c) 61,000 shares of common stock held by the Aries Fund, a Cayman Island Trust (the "Trust"). Dr. Rosenwald is the president and sole shareholder of Paramount Capital Asset Management, Inc. ("Paramount Capital"), the general partner of the Partnership and the investment manager of the Trust. Paramount Capital and Dr. Rosenwald share the power to vote, direct the vote of, dispose or direct the disposition of the shares held by the Partnership and the Trust, respectively. Dr. Rosenwald and Paramount Capital disclaim beneficial ownership of the shares owned by the Partnership and the Trust. Paramount Capital also disclaims beneficial ownership of the shares held by RAQ, LLC.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ Lindsay A. Rosenwald, M.D.               December 5, 1997
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** Signature of Reporting Person

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient,
      See Instruction 6 for procedure.


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